UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

4 February 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Approach Resources Inc.

File No. 1-33801 -- CF# 29015

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       Approach Resources Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2012.

       Based on representations by Approach Resources Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.4   through September 12, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                 Timothy S. Levenberg
                                 Special Counsel